UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G*
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
(Amendment No. ___)*

Active Health Foods, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

005051107
(CUSIP Number)

February 05, 2015
(Date of Event Which Requires Filing of the Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 005051107	13G	Page 2 of 6 Pages

1.	NAME OF REPORTING PERSONS Darling Capital, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 874,941
	6.	SHARED VOTING POWER 874,941
	7.	SOLE DISPOSITIVE POWER 874,941
	8.	SHARED DISPOSITIVE POWER 874,941
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 874,941
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%
12.	TYPE OF REPORTING PERSON (See Instructions)

Cusip No. 005051107	13G	Page 3 of 6 Pages

Item 1(a).	Name of Issuer:
Active Health Foods, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:
6185 Magnolia Ave Suite 403, Riverside, CA 92506

Item 2(a).	Name of Person Filing:
Darling Capital, LLC.

Item 2(b).	Address of Principal Business Office or, if none, Residence:
767 3rd Ave, Suite 25-1A, New York, NY 10017

Item 2(c).	Citizenship:
United States of America

Item 2(d).	Title of Class of Securities:
Common Stock

Item 2(e).	CUSIP Number:
005051107

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	[__]	Broker or dealer registered under Section 15 of the Act (15 U.S.C 78o);

(b)	[__]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C 78c);

(c)	[__]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C 78c);

(d)	[__]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	[__]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[__]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[__]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	[__]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[__]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	[__]	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	[__]	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Cusip No. 005051107	13G	Page 4 of 6 Pages

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: _________________

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: Reporting person is the beneficial owner of 874,941 shares of common stock. In addition, Reporting Person holds Issuer’s Convertible Note in the aggregate amount of $34,000.00. The Convertible Notes may not be converted into common stock such the Reporting Person would beneficially own more the 9.99% of the Issuer’s common stock at any given time. Reporting Person disclaims beneficial ownership of Issuer’s Securities held by any other person or entity

(b)	Percent of Class: 9.99%

(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote: 874,941

	(ii)	shared power to vote or to direct the vote: 874,941

	(iii)	sole power to dispose or to direct the disposition of: 874,941

	(iv)	shared power to dispose or to direct the disposition of: 874,941

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [   ].

Item 6.	Ownership of More than Five Percent on Behalf of another Person:

N/A

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

N/A

Cusip No. 005051107	13G	Page 5 of 6 Pages

Item 8.	Identification and Classification of Members of the Group:

N/A

Item 9.	Notice of Dissolution of Group:

N/A

Cusip No. 005051107	13G	Page 6 of 6 Pages

Item 10.	Certifications:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, I certify (the undersigned certifies) that the information set forth in this statement is true, complete and correct.

February 05, 2015
(Date)
/s/ Yehuda Marrus
(Signature)
Yehuda Marrus, President.
Name and Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).